Exhibit 99.22

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division,

Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

April 12, 2016

Dear Sirs

Re Notice of change of Auditors of Nexgen Energy Ltd.

We have read the Notice of Change of Auditor of Nexgen Energy Ltd. dated April 11, 2016 (the “Notice”) prepared pursuant to National Instrument 51-102 – Continuous Disclosure Obligations related to the change of auditor of the Company and are in agreement with the information contained in the Notice, except that we have no basis to agree or disagree with the statement that there were no reportable events as described in paragraph d) of the Notice.

Yours truly

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.